Filed Pursuant to Rule 433

Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Market Index Target-Term Securities®

Linked to the Rogers International Commodity Index®

—Excess ReturnSM—Merrill Lynch calculated

due 2013

(the “MITTS Securities”)

US$10 principal amount per unit

Private Offering Notice

Summary Terms

The MITTS Securities:

•

The MITTS Securities are designed for investors who are seeking exposure to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated (the “Index”) and who anticipate that the value of the Index will increase from the starting value of the Index on the pricing date to the ending value of the Index on the calculation date shortly before the maturity date of the MITTS Securities. Investors must also be willing to forego interest payments on the MITTS Securities.

•	100% principal protection on the maturity date.

•	There will be no payments on the MITTS Securities prior to the maturity date and we cannot redeem the MITTS Securities prior to the maturity date.

•

The MITTS Securities are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$75,000 for residents of the European Economic Area) and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	The MITTS Securities will not be listed on any securities exchange.

•	The term of the MITTS Securities will be between 62 and 68 months and will be determined on the pricing date.
•	The MITTS Securities will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The MITTS Securities will have the CUSIP No. .

•	The settlement date is expected to be April , 2008.

Payment on the maturity date:

•

The amount an investor receives on the maturity date per unit will be based upon the direction of and percentage change in the value of the Index from the starting value of the Index on the pricing date to the ending value of the Index determined on the calculation date shortly before the maturity date of the MITTS Securities. If the value of the Index:

•	has increased, an investor will receive the $10 principal amount per unit plus a supplemental redemption amount equal to $10 multiplied by 105% of the percentage increase; or

•	has decreased or has not increased, an investor will receive the $10 principal amount per unit.

The MITTS Securities, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the MITTS Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the MITTS Securities. Accordingly, the MITTS Securities may not be offered to the public in any European Economic Area member state and any purchaser of the MITTS Securities who subsequently sells any of their MITTS Securities in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the MITTS Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the MITTS Securities.

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the MITTS Securities. Attention is drawn in particular to the risk factors set forth on pages TS-5 to TS-6 of the Preliminary Term Sheet, pages PS-4 to PS-9 of the Product Supplement MITTS-3 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the MITTS Securities, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

    (a)        The MITTS Securities are denominated in United States dollars. Investors that purchase the MITTS Securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

    (b)        Investment in the MITTS Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the MITTS Securities and the suitability of purchasing the MITTS Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

    (c)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the MITTS Securities.

    (d)        MLPF&S or one of its affiliates may be the only market maker, if any, in the MITTS Securities.

    (e)        A selling concession of 2.5% of the public offering price is included in the terms of the MITTS Securities and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the MITTS Securities, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the MITTS Securities), details of which will be disclosed, upon request, to investors buying/selling the MITTS Securities from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the MITTS Securities by ML&Co. and MLPF&S. Each person considering an investment in the MITTS Securities should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the MITTS Securities and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between ML&Co. and MLPF&S or their representatives and each prospective investor regarding an investment in the MITTS Securities.

The date of this Notice is March 6, 2008

This Notice supplements the Preliminary Term Sheet, dated March 6, 2008,

the Product Supplement MITTS-3, dated March 6, 2008, the Index Supplement I-1, dated June 6, 2007, and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the MITTS Securities Prospectus if you so request by calling toll-free 1-866-500-5408.